ABSA

06016623

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

30 August 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find copies of announcements in respect of Directors' dealings in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday 23 August, Thursday 24 August and Friday 25 August 2006 respectively.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

dlw 9/7

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	J P Van Der Merwe
Designation:	Absa Bank Limited executive director
Date of transactions:	23 August 2006
Number of shares purchased:	16 668 at 3 261 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 1 April 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R543 543.48
Nature of Interest:	Direct beneficial
Number of shares purchased:	18 334 at 3 743 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R686 241.62
Nature of Interest:	Direct beneficial
Number of shares purchased:	13 333 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R448 922.11
Nature of Interest:	Direct beneficial
Number of shares purchased:	27 666 at 3 501 cents per share

Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R968 586.66
Nature of Interest:	Direct beneficial

Name:	C Erasmus
Designation:	Absa Bank Limited executive director
Date of transactions:	23 August 2006
Number of shares purchased:	23 334 at 3 743 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R873 391.62
Nature of Interest:	Direct beneficial
Number of shares purchased:	21 666 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R729 494.22
Nature of Interest:	Direct beneficial
Number of shares purchased:	22 666 at 3 501 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R793 536.66
Nature of Interest:	Direct beneficial

Name:	R R Emslie
Designation:	Absa Bank Limited executive director (alternate)
Date of transactions:	23 August 2006

Number of shares purchased:	25 000 at 3 743 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R935 750.00
Nature of Interest:	Direct beneficial
Number of shares purchased:	26 000 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R875 420.00
Nature of Interest:	Direct beneficial
Number of shares purchased:	5 833 at 3 501 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R204 213.33
Nature of Interest:	Direct beneficial

Clearance has been obtained in respect of these dealings in securities.

Johannesburg
24 August 2006

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	J H Schindehütte
Designation:	Absa Group Limited and Absa Bank Limited executive director
Date of transactions:	24 August 2006
Number of shares purchased:	23 334 at 3 743 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R873 391.62
Nature of interest:	Direct beneficial
Number of shares purchased:	23 333 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R785 622.11
Nature of interest:	Direct beneficial
Number of shares purchased:	10 000 at 3 501 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R350 100.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of these dealings in securities.

Johannesburg
25 August 2006

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	S F Booysen
Designation:	Absa Group Limited chief executive and Absa Bank Limited chief executive
Date of transactions:	25 August 2006
Number of shares purchased:	23 334 at 3 743 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R873 391.62
Nature of interest:	Direct beneficial
Number of shares purchased:	40 000 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R1 346 800.00
Nature of interest:	Direct beneficial
Number of shares purchased:	45 000 at 3 501 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R1 575 450.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of these dealings in securities.

Johannesburg
28 August 2006

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited